July 16, 2009

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lifetime Brands, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Schedule 14A filed on April 30, 2009
File No. 000-19254

Dear Mr. O’Brien:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated July 2, 2009 relating to the above referenced Form 10-K for Fiscal Year Ended December 31, 2008 and Definitive Schedule 14A filed on April 30, 2009 with the Securities and Exchange Commission (the “Commission”). The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Year Ended December 31, 2008

Item 1A. Risk Factors, page 8

1.

In future filings, please delete the third sentence in which you state that this section does not describe all the risks that may be applicable to the company. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

In future filings the Company will delete the following sentence (third sentence) from Item 1A. Risk Factors: “This section does not describe all risks that may be applicable to the Company, the Company’s industry, or the Company’s business, and it is intended only as a summary of certain material risk factors.”

Item 3. Legal Proceedings, page 16

2.

We note your disclosure in Note M to the financial statements that you are involved in a CERCLA investigation by the EPA. In future filings, please disclose this proceeding, including the relief sought. See Instruction 5 to Item 103 of Regulation S-K.

In future filings the Company will disclose the CERCLA investigation by the EPA and the relief sought in Item 3. Legal Proceedings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Effects of the Current Economic Environment, page 20

3.

In future filings, please expand your disclosure to describe in greater detail recent economic events and its current and expected future impact on your operations, financial position and liquidity. Include in your discussion any applicable quantitative disclosure that conveys to investors the current and on-going risks that you face due to developments in the current business environment. For example, provide detailed information on your recent order activity, expected trends, and management’s response for managing these events. Also expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

In future filings the Company will expand its disclosures to describe in greater detail recent economic events and the impact on the Company’s current and expected future operations, financial position and liquidity. Where available, the Company will include quantitative disclosures that further convey to investors the current and on-going risks to the Company including, if available, helpful trends and our planned actions. The Company will also expand its liquidity discussion to address the expected impact on the Company’s sources of liquidity including current and future cash flows.

Restructuring Activities, page 21

4.	In future filings, please include the following regarding your restructuring plans:
•	A reasonably detailed discussion of events and decisions that gave rise to your restructuring plans;
•	A discussion of the nature and amount of each material component of the total restructuring charges;
•

A discussion of the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including quantification of these effects and when they were or are expected to be realized; and

•	Provide similar information for the $27.4 million non cash impairment charge and $2.0 million charge related to other intangible assets.

In future filings the Company will include in Management’s Discussion and Analysis of Financial Condition and Results of Operations a reasonably detailed discussion of events and decisions that have given rise to its restructuring plans, a discussion of the nature and amount of each material component of the total restructuring charges and discussion of the reasonably likely material effects on future earnings and cash flows resulting from the restructuring plans, including, where available, quantification of these effects and when they were or are expected to be realized. The Company will also provide a discussion of the material effects on future earnings and cash flow with respect to impairment charges recognized during the period, if applicable.

5.

You discuss that cost of sales during 2008 increased as a result of continued effort to reduce inventory levels. Please tell us and disclose in future filings, the nature of your inventory reduction plan and quantify its impact on current operations and the impact you anticipate it having on future operations. Also ensure that you have discussed the impact your inventory reduction plans have had on your borrowing base and available credit.

During 2008, the Company experienced a decline in gross margin due to its inventory reduction efforts. The Company’s inventory reduction efforts began in 2007. The plan includes reducing the number of products offered for sale and to shorten the period between inventory procurement and sale to the customer. Consistent with this plan, the Company has been selling slower moving inventory at lower than regular gross margin levels. This plan was developed to reduce the capital invested in inventory and to eliminate third-party warehousing and related expenses. The Company believes this plan has been successful and the Company expects to continue its inventory reduction efforts for the foreseeable future and, depending on the mix of products sold, these efforts may continue to have an impact on the Company’s gross margins. The Company’s inventory reduction efforts reduce the Company’s borrowing base under its credit agreement, but increases availability under the credit agreement to the extent that the selling price of the inventory exceeds the borrowing base advance rate (which is approximately 50% of historical cost) since accounts receivable is also included in our borrowing base. Overall the selling price of the inventory sold in connection with the inventory reduction effort has exceeded the applicable inventory borrowing base advance rate and therefore increased availability under the credit agreement. While the Company understands the effect of its inventory reduction efforts on gross margins in general based on knowledge of the business and the sales activity during the year, the Company has not specifically tracked sales and gross margin related to inventory reduction efforts. Accordingly, the Company is unable to specifically quantify the effect of its inventory reduction efforts on gross margins. In future filings the Company will disclose the details of its inventory reduction efforts as appropriate.

Results of Operations, page 22

6.	In future filings, please expand your discussion under results of operations for all periods to:
•

Quantify each factor you cite as impacting your operations. For example, you disclose the increase in net sales for your direct-to-consumer segment in 2008 is primarily attributable to going-out-of-business sales at the company’s retail stores that were closed by December 31, 2008 and to a lesser extent, an increase in Internet sales as a result of the acquisition of Mikasa, without quantifying the impact attributed to each component.

•

Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion of the increase in distribution expenses as a percentage of net sales for the wholesale segment in 2008 does not explain (a) the transitional service expenses related to Mikasa acquired in June 2008, (b) the duplicative expenses related to the consolidation of the company’s West Coast distribution centers, (c) why there was lower sales volume, and (d) why there was improved labor efficiency.

•

Discuss the extent to which material increases in net sales are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, your explanation for the increase in net sales for the direct-to-consumer segment in 2008 was primarily due to the going-out-of-business sales at the company’s retail stores that were closed by December 31, 2008 and to a lesser extent, an increase in Internet sales as a result of the acquisition of Mikasa, without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, we note in your Business section that you introduced over 4,600 new or redesigned products in 2008; however, your MD&A discussion does not include an analysis of how new products impacted your net sales and costs.
Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

In future filings the Company will expand the discussion under results of operations to provide, where applicable, quantification of amounts and further clarification of any unusual or infrequent events and the impact of material charges on the Company’s results.

Critical Accounting Policies, page 26

Goodwill, other intangibles and long-lived assets, page 27

7.

As noted above, your stock price has continued to decline from $10.20 in September 2008 to $3.15 in December 2008 and further decreased during the first quarter 2009. Your market capitalization at December 31, 2008 and March 31, 2009, is significantly less than total stockholders’ equity, which is an indicator, your intangible assets and other long-lived assets may be impaired. Tell us whether or not this decline in market cap and stock price has triggered an interim impairment test under SFAS 144. Explain how you determined intangible assets and other long-lived assets are recoverable in the current market environment.

For the year ended December 31, 2008 the Company had assessed its intangible assets and other long-lived assets for impairment. The assessment included analyzing the factors cited in SFAS 144 that could indicate that the assets were impaired including the Company’s market capitalization. In connection with this analysis, the Company noted that its stock price had decreased significantly, but not due to any specific triggering event related to the Company or the Company’s industry, but rather to macroeconomic events. However, the Company felt it was prudent, since the determination of whether or not impairment indicators exist is subjective, to complete step 1 of the SFAS 144 impairment analysis. The Company compared the carrying amount of the Company’s intangible assets and other long-lived assets to the sum of the projected undiscounted cash flows for the Company. The projected undiscounted cash flows were the same projected undiscounted cash flows that were used by an independent valuation firm in connection with the Company’s SFAS 142 impairment analysis for 2008. The results of the test did not indicate an impairment of the Company’s intangible assets and other long-lived assets. Due to the continued decline in the price of the Company’s stock and market capitalization during the quarter ended March 31, 2009, the Company performed an interim impairment test under SFAS 144 at March 31, 2009. No impairment was noted, as the projected undiscounted cash flows of the Company indicated that the carrying value of these assets was recoverable.

8.

Further, tell us and clarify in future filings, whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2008. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

Please refer to the Company’s response to 7. above for the Company’s SFAS 144 impairment considerations at December 31, 2008. The Company will provide clarification in future filings whether or not a test was performed and, as applicable, the results of the test.

9.

We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. In this regard, discuss how you have assessed your inventory valuation in the current market environment. Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. In this regard, please provide a robust discussion of your inventory accounting policies, valuation methods, and underlying assumptions in MD&A. It appears a quantification of the amount of inventory attributable to each product category would greatly aid investors in understanding the relationship of the inventory levels to the current stage in the brand life cycle and the potential risks associated with concentrations of inventory in specific brands. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. In your response to this letter, please provide a detailed description of proposed future disclosure.

The Company will expand its disclosures in Critical Accounting Policies in future filings. Specifically, the Company will expand its disclosures related to inventory and receivables which lend themselves to the greatest amount of estimation. The following is a detailed description of the proposed disclosures in the Company’s Critical Accounting Policies for inventory and receivables:

Inventory

Inventory consists principally of finished goods sourced from third-party suppliers. Inventory also includes finished goods, work in process and raw materials related to the Company’s manufacture of sterling silver products. Inventory is priced by the lower of cost (first-in, first-out basis) or market method. The Company estimates the selling price of its inventory on a product by product basis based on the current selling environment and considering the various available channels of distribution (e.g. wholesale: specialty store, off-price retailers etc. or the Internet and catalog). If the estimated selling price is lower than the inventory’s cost, the Company reduces the value of inventory to the estimated selling price. If the Company is inaccurate in its estimates of selling prices, it could report material fluctuations in gross margin. Historically, the Company’s adjustments to inventory have been appropriate and have not resulted in material unexpected charges. Consistent with the seasonality of the Company’s business, inventory generally increases, beginning late in the second quarter of the year, and reaches a peak at the end of the third quarter or early in the fourth quarter, and declines thereafter.

Receivables

The Company periodically reviews the collectibility of its accounts receivable and establishes allowances for estimated losses that could result from the inability of its customers to make required payments. A considerable amount of judgment is required to assess the ultimate realization of these receivables including assessing the initial and on-going credit-worthiness of the Company’s customers. The Company also maintains an allowance for anticipated customer deductions. The allowances for deductions are primarily based on contracts the Company has with its customers. However, in certain cases the Company does not have a formal contract and/or customer deductions are non-contractual. To evaluate the reasonableness of non-contractual customer deductions, the Company analyzes currently available information and historical trends of deductions. If the financial conditions of the Company’s customers or economic conditions were to deteriorate, resulting in an impairment of their ability to make payments or sell the Company’s products at reasonable sales prices, or the Company’s estimate of non-contractual deductions was determined to be inaccurate, revisions to allowances may be required, which could adversely affect the Company’s financial condition. Historically, the Company’s allowances have been appropriate and have not resulted in material unexpected charges.

The Company notes the Staff’s comment regarding disclosure of inventory by product category. Each of the Company’s product categories includes multiple brands and certain brands are sold in more than one of the product categories. The Company analyzes inventory on a product by product basis based upon forecasted sales volume, and not by product category or brand. Therefore, the Company does not believe disclosure of this information would be particularly useful to investors.

Liquidity and Capital Resources, page 28

10.

We note your discussion on page 20 regarding the unfavorable economic conditions however this discussion does not discuss the potential effects from the credit crisis on your business. Please expand this discussion and your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Please note that the Company’s credit agreement provides for a lock-box arrangement with its collateral agent. Although the credit agreement by its terms matures on January 31, 2011, due to this lock-box arrangement, the Company concluded that Emerging Issues Task Force 95-22, Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Arrangements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement, required the indebtedness to be classified as a current liability on the consolidated balance sheet as of December 31, 2008. This was disclosed in Note F to the Company’s consolidated financial statements for the year ended December 31, 2008 included in the Company’s 2008 Form 10-K.

As discussed further in 12. below, the Company notes that it generated operating cash flows for the three months ended March 31, 2009 as compared to a use of operating cash flows in the comparable 2008 period. Furthermore, it is noted that the results for the three months ended March 31, 2009 improved from the comparable 2008 period.

Moreover, in response to the Staff’s comment, the Company will expand the discussion related to the unfavorable economic conditions and liquidity discussion to discuss potential effects from the credit crisis and the impact on the Company’s liquidity as follows beginning with our Form 10-Q for the quarterly period ended June 30, 2009 and thereafter, as applicable:

EFFECTS OF THE CURRENT ECONOMIC ENVIRONMENT

The Company’s financial performance in 2008 was negatively affected by unfavorable global economic conditions. Continued or further deteriorating economic conditions would likely have an adverse impact on the Company’s sales volumes, pricing levels and profitability in 2009. As economic conditions change, trends in discretionary consumer spending also become unpredictable and subject to reductions due to uncertainties about the future. If consumers reduce discretionary spending, purchases of the Company’s products may also decline. A general reduction in consumer discretionary spending due to the recession or uncertainties regarding future economic prospects could continue to have a material adverse effect on the Company’s financial condition and results of operations. Further, due to the related credit crisis, the Company believes that available sources of liquidity to the Company are currently limited. However, the Company believes that availability under the Credit Facility and cash flows from operations will be sufficient to fund the Company’s operations and that it will remain in compliance with the Credit Facility covenants. If circumstances were to adversely change, the Company would seek to improve its liquidity by taking actions such as to further lower its inventory and reduce expenses. Additionally, the Company may need to further amend or seek waivers under the Credit Facility and/or seek other sources of liquidity. However, there can be no assurance that any such efforts would be successful or that the results of any such efforts would be adequate. Finally, the combined effects of the economic downturn and credit crisis have had a significant impact on the Company’s retail partners and in certain cases resulted in bankruptcies and eventual liquidation. The Company closely monitors the credit worthiness of its customers. Based upon the evaluation of changes in customers’ credit worthiness, the Company may modify credit limits and /or terms of sale. The Company has not been materially affected by the liquidation of any of its customers to date; however, notwithstanding the Company’s efforts to monitor its customers’ financial condition, the Company may be materially affected in the future.

11.

We note the disclosure regarding your covenants on page 21 and in Note F on page F-16 to the financial statements. In future filings, please expand this discussion to disclose the actual ratios as of each reporting date. Also discuss how borrowing base is calculated and your current borrowing base has impacted availability under the facility. In this regard, please disclose your minimum EBITDA, fixed charge coverage ratios as well as the new minimum net sales and maximum capital expenditures covenants. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

In future filings, the Company will expand its discussion of financial statement covenants and disclose the actual ratios as of each reporting date, the calculation of the borrowing base and the impact of the current borrowing base on availability under the facility. The Company will show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, as necessary. The Company will also provide further discussion of the ramifications of a covenant violation and if any, discussion of financing options being considered by the Company.

12.

We note the substantial changes in operating cash flows during the past year and the most recent interim period and that your 2008 deficit was funded by your revolving credit facility which you failed covenants for at December 31, 2008. Considering the continued decrease in first quarter 2009 results, we believe your liquidity section should be revised, in future filings, to address the following issues in order to enhance an investor’s understanding of your ability to meet your cash requirements over the next twelve months:

•

Your inventory balance is material to earnings, cash flow and liquidity and directly impacts your borrowing base and covenant compliance. Please provide, in future filings, the activity in your inventory valuation allowance accounts for each interim period presented. Refer to Rule 10-01(a)(5) of Regulation S-X;

•

We note your accounts payable has increased and is significant to your liquidity as a whole. In future filings, please provide a discussion of accounts payable days and your relationship with vendors. This discussion should address whether you are paying your vendors in accordance with the agreed upon payment terms. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

In response to this letter, please provide a detailed description of proposed future disclosure.

The Company notes that it generated operating cash flows for the three months ended March 31, 2009 as compared to a use of operating cash flows in the comparable 2008 period. Furthermore, it is noted that the results for the three months ended March 31, 2009 improved from the comparable 2008 period. The reason that the Company’s net loss for the three months ended March 31, 2009 has only marginally improved compared to the 2008 period is due to not recognizing an income tax benefit for the loss generated for the three months ended March 31, 2009, compared to the corresponding quarter in 2008.

The Company does not maintain reserves related to inventory. As necessary, based on a lower-of-cost or market analysis, the Company reduces the value of inventory directly with a corresponding entry to cost of goods sold.

Included in accounts payable at December 31, 2008 are amounts due in connection with the acquisition of Mikasa that primarily relate to transitional services and products manufactured by the seller for the Company. These amounts were offset, in part, by amounts owed to the Company from the seller primarily related to accounts receivable collections made on the Company’s behalf by the seller. Excluding the amounts in accounts payable related to the Mikasa acquisition accounts payable declined as of December 31, 2008 compared to December 31, 2007. The Company has and continues to pay its vendors in accordance with agreed upon payment terms.

Based upon the foregoing explanation, the Company does not believe it necessary to revise the disclosure in future filings.

13.

We note you have recorded an income tax receivable $11.6 million at December 31, 2008. Please tell us and revise future filings, to discuss the nature of this receivable and its impact on operations and liquidity. In this regard, disclose more specific information about the nature and collectibility of your income tax refund and how you expect to meet your short term obligations and fund your operations. Discuss the significant changes in sources of cash from period to period and how you determined your sources such as cash flows from operations and the availability on the credit facility will still be sufficient. Disclose whether you expect any alternative sources of funding to be available.

The Company disclosed the following in its Form 10-Q for the quarterly period ended March 31, 2009:

As a result of the taxable loss incurred for 2008, the Company filed a federal income tax return reflecting a refund due of $11.4 million on income taxes paid for 2006 and 2007. The income tax return was filed in April 2009 and the amount due is reflected as a current asset in the accompanying balance sheets at March 31, 2009 and December 31, 2008.

Subsequent to March 31, 2008 the Company received this refund and used the funds to pay amounts outstanding under its credit agreement. The Company will add the disclosure of the collection and use of the funds in future filings.

The Company’s only sources of cash are cash from operations and availability under its credit agreement. Accordingly, the Company has disclosed the following with respect to its sources of funds within Liquidity and Capital Resources in its Form 10-K for the year ended December 31, 2008:

Borrowings under the Company’s Credit Facility increased to $89.3 million at December 31, 2008 compared to $68.7 million at December 31, 2007. The increase was primarily due to the acquisition of Mikasa®. The Company believes that its cash and cash equivalents plus internally generated funds and its new credit arrangement will be sufficient to finance its operations for the next twelve months.

The Company determined that cash from operations and availability under the credit agreement were sufficient to fund the Company’s operations for 2009 based on management’s cash flow forecast that among other things estimates operating results, changes in working capital and capital expenditures. As appropriate, the Company will expand its liquidity discussion in future filings to include additional details regarding the Company’s cash flow forecasting.

14.

We note your customer concentration disclosures on pages 13 and F-8 that your largest customer comprised approximately 20% of your consolidated revenues for the year ended December 31, 2008. Please provide a discussion within Liquidity, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on you. Refer to Financial Reporting Codification 501.03.a.

The Company will include a discussion regarding customer concentrations within Liquidity and Capital Resources in future filings.

Report of Independent Registered Public Accounting Firm, page F-2

15.

We note that Ernst & Young makes reference to another auditors’ report. Please tell us why you have not included the other auditors’ report in your 2008 Form 10-K as required in Rule 2-05 of Regulation S-X.

The Company included the report of BDO, independent registered accounting firm for Grupo Vasconia, S.A.B., as exhibit 99.1 to our Form 10-K for the year ended December 31, 2008.

Note B – Restructuring, page F-12

16.

We note that in 2007 you initiated a plan to close 3 of your underperforming Pfaltzgraff factory stores and, in 2008, planned to close all 53 of your remaining stores. Tell us what consideration was given to presenting your Pfaltzgraff business as a discontinued operation in accordance with paragraphs 41-44 of SFAS 144.

The Company considered the requirements of paragraphs 41-44 of SFAS 144 and concluded that the operations and cash flows of the Pfaltzgraff retail store business would not be eliminated from the on-going operations of the Company as a result of the store closings. Specifically, the Company referenced the literature in EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, and determined that the migration of customers to the Company’s Pfaltzgraff Internet, catalog and wholesale business would not be insignificant, and the Company continues to sell the same products that were sold in the stores that were closed through the Company’s Pfaltzgraff Internet website, Pfaltzgraff catalog and to the Company’s wholesale customers and ultimately to the same end consumers that had, in the past, purchased these products from the stores.

Item 15. Exhibits and Financial Statement Schedules, page 35

Exhibit 10.9 – Second Amended and Restated Credit Agreement dated as of October 31, 2006, page 35

17.

Please tell us where in EDGAR you have filed the schedules and exhibits to this agreement. If not filed, please refile this agreement (including the attached schedules and exhibits) as an exhibit in your next periodic report.

The Company acknowledges that the schedules and exhibits were not filed with the agreement and will refile this agreement with all related schedules and exhibits in the Company’s next periodic filing.

18.	Please tell us whether an Amendment No. 1 to this agreement exists and, if so, where it is filed in EDGAR.

The Company filed this agreement as an exhibit to the Company’s Form 10-Q for the quarterly period ended June 30, 2005.

Exhibit 10.19 – Amendment No. 2 to Second Amended and Restated Credit Agreement dated as of March 31, 2008, page 36

Exhibit 10.25 – Waiver and Amendment No. 5 to Second Amended and Restated Credit Agreement dated as of March 6, 2009, page 36

19.

Please tell us where in EDGAR you have filed Exhibit A to each of these agreements. If not filed, please refile these agreements (including the attached Exhibit A for each agreement) as exhibits in your next periodic report.

The Company acknowledges that the exhibits were not filed with the agreements and will refile these agreements with the respective exhibits in the Company’s next periodic filing.

Definitive Schedule 14A filed on April 30, 2009

Role of the Compensation Committee, page 14

20.

We note your disclosure on page 14 that the compensation committee establishes corporate goals and objectives relevant to compensation and that your CEO and COO have a significant role in the compensation process for the other NEOs. Please tell us, with a view toward future disclosure, the corporate goals and objectives relevant to 2008 NEO compensation and whether the compensation committee approved the CEO’s and COO’s recommendations for 2008 corporate goals and objectives for the other NEOs.

The corporate goals and objectives relevant to named executive officer compensation for 2008 were based on formulas set forth in each of the named executive officers’ respective employment agreements and, as a result, no cash bonus compensation was paid to named executive officers in respect of 2008. In addition none of the named executive officers received any increase in base salary in respect of 2008, including any contractual increases as provided for in the employment agreements of Messrs. Siegel, Shiftan and Winoker. Messrs. Siegel, Shiftan and Winoker waived their rights to a contractual increase in base salary based on the change in the relevant CPI index for the year 2008. Mr. Phillips does not have a provision providing for a contractual increase in base salary based on the relevant CPI index in his employment agreement with the Company or any other standard or metric.

Pursuant to the Compensation Committee Charter, which states that the Compensation Committee shall “review and, based primarily on the evaluations and recommendations of the Chief Executive Officer and the Chief Operating Officer of the Company of the performance of such other executive officers in light of the established goals and objectives, approve their annual compensation,” the Compensation Committee of the Board of Directors of the Company, after deliberation among themselves and with the CEO and COO in connection with the financial performance of the Company and the budget for 2009, approved the CEO’s and COO’s recommendations for 2008 corporate goals and objectives for the other named executive officers.

With respect to the Company’s future disclosures, the Compensation Committee of the Board of Directors, based upon guidelines and recommendations provided by Pearl Meyer & Partners as set forth in the response to 21. below, has established corporate goals and objectives for all named executive officers upon which their compensation shall be based. The Compensation Committee considers the following factors in making or approving compensation decisions or recommendations from executive management: Company performance, division performance, individual performance, executive potential and retention.

21.

We note your disclosure concerning the company’s engagement of Pearl Meyer & Partners to develop relevant metrics to assure equity and market parity. Please tell us, with a view toward future disclosure, how the compensation committee ensures that equity and market parity exist in the compensation levels among the named executive officers. To the extent that you engage in benchmarking of compensation, please include the information required by Item 402(b)(2)(xiv) of Regulation S-K.

The Compensation Committee of the Board of Directors directly engaged Pearl Meyer & Partners in May 2008 to help review executive compensation governance and in October 2008 to do executive compensation benchmarking and to review the short- and long-term incentive programs for executive management. Pearl Meyer & Partners assisted in the development of relevant metrics to assure equity and market parity, providing the Compensation Committee of the Board of Directors with an analysis of the compensation of the Company’s named executive officers and comparable compensation of other companies’ named executive officers. Based on Pearl Meyer & Partners recommendations, the Compensation Committee of the Board of Directors, independent of management, engaged in benchmarking of compensation through competitive analysis of base salary, cash compensation, long-term incentive compensation and the overall structural design of performance measures used in determining compensation. Pearl Meyer & Partners developed a peer group of selected companies comparable to the Company in industry, revenue, and market capitalization and supplemented the peer group analysis with survey data from two sources: Tower Perrins and 2008 US Mercer Executive Benchmark database. The peer group companies used in the peer group analysis were Blyth Inc., Kenneth Cole Productions Inc., CSS Industries Inc., Ellis Perry Intl Inc., G-III Apparel Group, Helen of Troy, JAKKS Pacific Inc., Libbey Inc. and Russ Berrie & Co. Inc.

Specific Elements of NEO Compensation

Cash Bonuses, page 15

22.

We note that cash bonuses for Messrs. Siegel and Shiftan are based on set formulas in their employment agreements that are based generally on either increases in operating income or net income. In future filings, please delete the word “generally” and specifically disclose the item(s) of corporate performance that are evaluated and, if any NEO receive a cash bonus, explain how these bonuses were calculated for each named executive officer.

The Company, for purposes of future disclosure, will delete the word “generally” and specifically disclose the item(s) of corporate performance that are evaluated and explain how any cash bonuses, if paid to any NEO, were calculated for each named executive officer. Pearl Meyer & Partners assisted the Compensation Committee of the Board of Directors in developing a structure for performance goals and targets for each named executive officer to achieve in order to qualify for a cash bonus.

Stock Options, page 15

23.

Please tell us, with a view toward future disclosure, how the compensation committee determined the amount of the stock options to grant each named executive officer in 2008. We note that each NEO “who is in a position to contribute significantly to the Company’s success, generally receives stock options once a year based on his performance.” Please also analyze how individual roles and performance factored into the stock option grants awarded to each named executive officer.

With respect to stock option grants for 2008, the Compensation Committee of the Board of Directors reviewed and considered individual, division and Company performance, overall dilution, retention and executive potential to award stock option grants to each named executive officer.

For purposes of future disclosure, Pearl Meyer & Partners provided the Compensation Committee of the Board of Directors with guidelines with respect to the size of the stock option grants based upon peer group data and survey data (as referenced above in the response to 21.). The Compensation Committee will consider the recommended guidelines provided by Pearl Meyer & Partners, together with individual, division and Company performance, overall dilution, retention and executive potential, in granting stock option grants to named executive officers.

Certain Relationships and Related Party Transactions, page 31

24.

Please tell us, with a view toward future disclosure, your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they were evidenced.

The Company’s policies and procedures regarding transactions with related persons are set forth in writing in the Company’s Code of Conduct, (such Code of Conduct was filed as Exhibit 14.1 to the Form 8-K filed by the Company on June 7, 2007) which states that “the Audit Committee must review and approve any “related party” transaction as defined in Item 404(a) of Regulation S-K before it is consummated.” The Audit Committee of the Board of Directors is responsible for applying such policies and procedures pursuant to its charter, which states that the Audit Committee of the Board of Directors will “review and approve related-party transactions submitted by management after management’s evaluation of the terms of such transaction.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Laurence Winoker

Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer